[redacted]

No Act

13000256

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

P.E. 12/7/12

Received SEC
[redacted]
Washington, DC 20549

January 15, 2013

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1/15/13

James J. Theisen, Jr.
Union Pacific Corporation
jjtheisen@up.com

Re: Union Pacific Corporation
Incoming letter dated December 7, 2012

Dear Mr. Theisen:

This is in response to your letter dated December 7, 2012 concerning the shareholder proposal submitted to Union Pacific by John Chevedden. We also have received a letter from the proponent dated December 28, 2012. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

Received SEC
JAN 15 2013
Washington, DC 20549

January 15, 2013

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Union Pacific Corporation
Incoming letter dated December 7, 2012

The proposal asks the board to adopt a policy that in the event of a change of control, there shall be no acceleration of vesting of any future equity pay to a senior executive, provided that any unvested award may vest on a pro rata basis.

There appears to be some basis for your view that Union Pacific may exclude the proposal under rule 14a-8(i)(9). You represent that matters to be voted on at the upcoming annual shareholders' meeting include a proposal sponsored by Union Pacific to approve the 2013 Stock Incentive Plan. You indicate that the proposal would directly conflict with Union Pacific's proposal. You also indicate that inclusion of the proposal and Union Pacific's proposal in Union Pacific's proxy materials would present alternative and conflicting decisions for shareholders and would create the potential for inconsistent and ambiguous results. Accordingly, we will not recommend enforcement action to the Commission if Union Pacific omits the proposal from its proxy materials in reliance on rule 14a-8(i)(9).

Sincerely,

Joseph G. McCann
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

December 28, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Union Pacific Corporation (UNP)
Limit Accelerated Executive Pay
John Chevedden

Ladies and Gentlemen:

This is in regard to the December 7, 2012 company request concerning this rule 14a-8 proposal.

The company no action request seems to be similar to the December 17, 2012 Verizon no action request in regard to the Brotherhood of Electrical Workers' Pension Benefit Fund proposal. It may be of interest to see the response of the Brotherhood of Electrical Workers' Pension Benefit Fund.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2013 proxy.

Sincerely,

John Chevedden

cc: Jim Theisen <jjtheisen@up.com>

UNION PACIFIC CORPORATION
1400 Douglas St., STOP 1580
Omaha, Nebraska 68179

P 402 544 6765
F 402 271 4088
jjtheisen@up.com

James J. Theisen, Jr. Associate General Counsel & Assistant Secretary

December 7, 2012

VIA ELECTRONIC MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Union Pacific Corporation*
Shareholder Proposal of Mr. John Chevedden
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that Union Pacific Corporation (the "Company") intends to omit from its proxy statement and form of proxy for its 2013 Annual Meeting of Shareholders (collectively, the "2013 Proxy Materials") a shareholder proposal (the "Proposal") and statement in support thereof (the "Supporting Statement") received from Mr. John Chevedden (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2013 Proxy Materials with the Commission; and
- concurrently sent a copy of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> RESOLVED: The shareholders ask our board of directors to adopt a policy that in the event of a change of control of our company, there shall be no acceleration in the vesting of any future equity pay to a senior executive, provided that any unvested award may vest on a pro rata basis as of the day of termination; to the extent any such unvested awards are based on performance, the performance goals must have been met. This policy shall not affect any legal obligations that may exist at the time of adoption of the requested policy.

A copy of the Proposal, as well as related correspondence from the Proponent, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2013 Proxy Materials pursuant to Rule 14a-8(i)(9) because the Proposal directly conflicts with a proposal to be submitted by the Company at its 2013 Annual Meeting of Shareholders.

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(i)(9) Because It Directly Conflicts With A Proposal To Be Submitted By The Company At Its 2013 Annual Meeting Of Shareholders.

The Company will submit its 2013 Stock Incentive Plan (the "Plan") for shareholder vote at the 2013 Annual Meeting of Shareholders. As discussed below, Section 15(c) of the Plan, which is attached to this letter as Exhibit B, contains a provision under which the acceleration of vesting of equity awards is mandatory in certain change of control events (the "Company Proposal"). The Proposal, which provides that "there shall be no acceleration in the vesting of any future equity pay to a senior executive," directly conflicts with this Plan provision.

Pursuant to Rule 14a-8(i)(9), a company may properly exclude a shareholder proposal from its proxy materials "if the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." The Commission has stated that, in order for this exclusion to be available, the proposals need not be "identical in scope or focus." Exchange Act Release No. 40018, at n.27 (May 21, 1998). The Staff has stated consistently that where a shareholder proposal and a company proposal present alternative and conflicting decisions for shareholders, the shareholder proposal may be excluded under Rule 14a-8(i)(9). *See, e.g., AOL Time Warner, Inc.* (avail. Mar. 3, 2003) (concurring with the exclusion of a shareholder proposal requesting the prohibition of future stock options to senior executives because it would conflict with a company proposal to permit granting stock options to all employees); *Mattel, Inc.* (avail. Mar. 4, 1999) (concurring with the exclusion of a shareholder proposal requesting the discontinuance of, among other things, bonuses for top management where the company was presenting a proposal seeking approval of its long-term incentive plan, which provided for the payment of bonuses to members of management).

Section 15(c) of the Plan that will be submitted by the Company for shareholder vote at the 2013 Annual Meeting of Shareholders specifies that "in the event of a Change in Control in which the acquiring or surviving company in the transaction does not assume or continue outstanding Awards upon the Change in Control ... all Awards that are not assumed or continued shall be treated as follows." Under clause (A) of that section, participants "shall have the ability to exercise such Option or Stock Appreciation Right, including any portion of [any] Option or Stock Appreciation Right not previously exercisable." Under clause (C) of that section, "all conditions to the grant, issuance, retention, vesting or transferability of, or any other restrictions applicable to, [restricted stock (referred to in the Plan as "Retention Shares")] and Stock Units shall immediately lapse." In sum, whereas the Plan requires accelerated vesting in full of all options, stock appreciation rights, restricted stock and restricted stock units in any such change in control, the Proposal only permits some form of pro rata vesting. Thus, the Proposal is in direct conflict with the Plan.

The Staff previously has permitted the exclusion of shareholder proposals under circumstances similar to those of the instant case. The Staff has found a direct conflict under Rule 14a-8(i)(9) when the shareholder proposal seeks to place limitations or terms on executive compensation and the company proposes its own compensation plan with different terms. For example, in *Abercrombie & Fitch* (avail. May 2, 2005), the Staff concurred with the company's position that a shareholder proposal requesting the adoption of a policy that stock options be performance-based conflicted with the company's proposal that stock options be based on time and other non-performance-based events. Similarly, in *Charles Schwab Corp.* (avail. Feb. 19, 2010), the Staff concurred that a direct conflict existed when a shareholder proposal requested a deferral period for the payment of awards during which the amount of such awards could be adjusted based on the company's performance after the end of the performance period, and the company was proposing a plan under which awards would be paid shortly after the end of the performance period and where the amount of such awards could be based only on the company's performance during the performance period. *See also Crown Holdings, Inc.* (avail. Feb. 4, 2004) (concurring in the exclusion of a shareholder proposal to terminate future stock options to senior executives because it conflicted with a company proposal to approve an incentive compensation plan that included stock option awards).

The direct conflict between the Proposal and the Company Proposal is distinguishable from situations where the shareholder proposal prohibits a particular action and the company's proposal simply gives the company discretion to take that action, in which case the Staff has not permitted exclusion. For example, in *Fluor Corp.* (avail. Mar. 10, 2003) and *Goldman Sachs Group, Inc.* (avail. Jan. 3, 2003), the Staff did not concur in the exclusion of shareholder proposals that required linking all stock option grants to an industry peer group index where the company proposals gave the Boards discretion to set the terms of stock option grants, without requiring or prohibiting a link to an industry peer group index. In contrast, here the Plan states that in certain change of control situations, vesting of awards "shall" be accelerated. Thus, the Proposal is in direct conflict with the Company Proposal, and the Proposal is properly excludable under Rule 14a-8(i)(9).

Here, similar to the *Abercrombie & Fitch* and *Charles Schwab Corp.* precedent cited above, the Proposal conflicts with the Plan. While Section 15(c) of the Plan mandates accelerated vesting of awards upon certain changes in control, the Proposal prohibits accelerating in full the vesting of equity awards after a change in control. In this regard, the Proposal seeks to limit the very action that the Company's Plan requires, and instead permits only some form of pro rata vesting.

Because of the conflict between the Proposal and the Company Proposal, inclusion of both proposals in the 2013 Proxy Materials would present alternative and conflicting decisions for the Company's shareholders and would create the potential for inconsistent, ambiguous, or inconclusive results if both proposals were approved. Therefore, because the Proposal and the Company Proposal directly conflict, the Proposal is properly excludable under Rule 14a-8(i)(9).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2013 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (402) 544-6765 or Ronald O. Mueller of Gibson, Dunn & Crutcher LLP at (202) 955-8671.

Sincerely,

James J. Theisen, Jr.
Associate General Counsel and Assistant Secretary

cc: Ronald Mueller, Gibson, Dunn & Crutcher LLP
John Chevedden

EXHIBIT A

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

Mr. James R. Young
Chairman of the Board
Union Pacific Corporation (UNP)
1400 Douglas St 19th Fl
Omaha NE 68179

Dear Mr. Young,

I purchased stock and hold stock in our company because I believed our company has unrealized potential. I believe some of this unrealized potential can be unlocked by making our corporate governance more competitive. And this will be virtually cost-free and not require lay-offs.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to *** FISMA & OMB Memorandum M-07-16 ***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,

John Chevedden — November 6, 2012
John Chevedden Date
*** FISMA & OMB Memorandum M-07-16 ***

cc: Barbara W. Schaefer
Corporate Secretary
PH: 402 544-5000
FX: 402-501-2144
Jim Theisen <jjtheisen@up.com>
Assistant General Counsel & Assistant Secretary
PH: 402-544-6765
FX: 402-271-4088

[UNP: Rule 14a-8 Proposal, November 6, 2012]

Proposal 4* – Limit Accelerated Executive Pay

RESOLVED: The shareholders ask our board of directors to adopt a policy that in the event of a change of control of our company, there shall be no acceleration in the vesting of any future equity pay to a senior executive, provided that any unvested award may vest on a pro rata basis as of the day of termination; to the extent any such unvested awards are based on performance, the performance goals must have been met. This policy shall not affect any legal obligations that may exist at the time of adoption of the requested policy.

Under various executive pay plans, our company's highest paid executives can receive "golden parachute" pay after a change in control. It is important to retain the link between executive pay and company performance, and one way to achieve that goal is to prevent windfalls that an executive has not earned.

The vesting of equity awards over a period of time is intended to promote long-term improvements in performance. The link between executive pay and long-term performance can be severed if awards pay out on an accelerated schedule.

This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:

GMI/The Corporate Library, an independent investment research firm, expressed concern regarding our executive pay – $32 million for our CEO James Young. Mr. Young's total summary compensation (TSC) also included a $5.9 million pension increase and non-qualified deferred earnings. Over three years, our CEO received more than $13 million of this type pay which was not linked to our company's performance and had $24 million in an accumulated pension and over $30 million in non-qualified deferred pay.

GMI said our CEO was given $8 million in annual equity pay consisting of performance stock units and time-based equity pay in the form of restricted stock units and stock options. To be effective, all equity pay given as a long-term incentive should include performance-vesting requirements. Furthermore, annual bonuses for our highest paid executives continued to be subjective, which undermined pay-for-performance. Mr. Young also had a potential $70 million entitlement for a change in control.

Archie Dunham, Steven Rogel and Judith Richards Hope each had 12 to 24 years long-tenure. GMI said long-tenured directors could form relationships that may compromise their independence and therefore hinder their ability to provide effective oversight. Nonetheless these directors controlled 6 seats on our 3 most important board committees. And Mr. Rogel was our Lead Director, a position that requires a higher level of independence. Four directors were age 70 to 73 which could indicate succession-planning concerns. Erroll Davis and Jose Villarreal were negatively flagged by GMI due to their involvement with the General Motors and PMI Group bankruptcies respectively. Yet these 2 directors controlled 4 seats on our most important board committees.

Please encourage our directors to respond positively to this proposal to protect shareholder value:

Limit Accelerated Executive Pay – Proposal 4*

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

Mr. James R. Young
Chairman of the Board
Union Pacific Corporation (UNP)
1400 Douglas St 19th Fl
Omaha NE 68179

REVISED NOV. 25, 2012

Dear Mr. Young,

I purchased stock and hold stock in our company because I believed our company has unrealized potential. I believe some of this unrealized potential can be unlocked by making our corporate governance more competitive. And this will be virtually cost-free and not require lay-offs.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to *** FISMA & OMB Memorandum M-07-16 ***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,

John Chevedden — November 6, 2012
Date

*** FISMA & OMB Memorandum M-07-16 ***

cc: Barbara W. Schaefer
Corporate Secretary
PH: 402 544-5000
FX: 402-501-2144
Jim Theisen <jjtheisen@up.com>
Assistant General Counsel & Assistant Secretary
PH: 402-544-6765
FX: 402-271-4088

[UNP: Rule 14a-8 Proposal, November 6, 2012, Revised November 25, 2012]

Proposal 4* – Limit Accelerated Executive Pay

RESOLVED: The shareholders ask our board of directors to adopt a policy that in the event of a change of control of our company, there shall be no acceleration in the vesting of any future equity pay to a senior executive, provided that any unvested award may vest on a pro rata basis as of the day of termination; to the extent any such unvested awards are based on performance, the performance goals must have been met. This policy shall not affect any legal obligations that may exist at the time of adoption of the requested policy.

Under current and/or future executive pay plans, our company's highest paid executives can receive "golden parachute" pay after a change in control. It is important to retain the link between executive pay and company performance, and one way to achieve that goal is to prevent windfalls that an executive has not earned.

The vesting of equity awards over a period of time is intended to promote long-term improvements in performance. The link between executive pay and long-term performance can be severed if awards pay out on an accelerated schedule.

This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:

GMI/The Corporate Library, an independent investment research firm, expressed concern regarding our executive pay – $32 million for CEO James Young. Mr. Young's total summary compensation (TSC) also included a $5.9 million pension increase and non-qualified deferred earnings. Over three years, our CEO received more than $13 million of this type of pay which was not linked to our company's performance and he had $24 million in his accumulated pension and over $30 million in his non-qualified deferred pay.

GMI said our CEO was given $8 million in annual equity pay consisting of performance stock units and time-based equity pay in the form of restricted stock units and stock options. All equity pay given as a long-term incentive should include performance requirements. Furthermore, annual bonuses for our highest paid executives continued to be subjective, which undermined pay-for-performance. Mr. Young also had a potential $70 million entitlement for a change in control.

Archie Dunham, Steven Rogel and Judith Richards Hope each had 12 to 24 years long-tenure. GMI said long-tenured directors could form relationships that may compromise their independence and therefore hinder their ability to provide effective oversight. Nonetheless these directors controlled 6 seats on our 3 most important board committees. And Mr. Rogel was our Lead Director, a position that requires a higher level of independence. Four directors were age 70 to 73 which could indicate succession-planning concerns. Erroll Davis and Jose Villarreal were negatively flagged by GMI due to their involvement with the General Motors and PMI Group bankruptcies respectively. Yet these 2 directors controlled 4 seats on our most important board committees.

Please encourage our directors to respond positively to this proposal to protect shareholder value:

Limit Accelerated Executive Pay – Proposal 4*

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

UNION PACIFIC CORPORATION
1400 Douglas St., STOP 1580
Omaha, Nebraska 68179

P 402 544 6765
F 402 271 4088
jjtheisen@up.com

James J. Theisen, Jr. Associate General Counsel & Assistant Secretary

November 12, 2012

VIA EMAIL AND OVERNIGHT MAIL

Mr. John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Chevedden:

I am writing on behalf of Union Pacific Corporation (the "Company"), which received on November 7, 2012, your shareholder proposal for consideration at the Company's 2013 Annual Meeting of Shareholders (the "Proposal").

The purpose of this letter is to inform you that the Proposal contains certain procedural deficiencies, which Securities and Exchange Commission ("SEC") regulations require us to bring to your attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that shareholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. The Company's stock records do not indicate that you are the record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received proof that you have satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company.

To remedy this defect, you must submit sufficient proof of your continuous ownership of the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted to the Company (November 7, 2012). As explained in Rule 14a-8(b) and in SEC staff guidance, sufficient proof must be in the form of:

(1) a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that you continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (November 7, 2012); or

(2) if you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that you continuously held the requisite number of Company shares for the one-year period.

If you intend to demonstrate ownership by submitting a written statement from the "record" holder of your shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. You can confirm whether your broker or bank is a DTC participant by asking your broker or bank or by checking DTC's participant list, which is available at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. In these situations, shareholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

(1) If your broker or bank is a DTC participant, then you need to submit a written statement from your broker or bank verifying that you continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (November 7, 2012).

(2) If your broker or bank is not a DTC participant, then you need to submit proof of ownership from the DTC participant through which the shares are held verifying that you continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (November 7, 2012). You should be able to find out the identity of the DTC participant by asking your broker or bank. If your broker is an introducing broker, you may also be able to learn the identity and telephone number of the DTC participant through your account statements, because the clearing broker identified on your account statements will generally be a DTC participant. If the DTC participant that holds your shares is not able to confirm your individual holdings but is able to confirm the holdings of your broker or bank, then you need to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including the date the Proposal was submitted (November 7, 2012), the requisite number of Company shares were continuously held: (i) one from your broker or bank confirming your ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

The SEC's rules require that your response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at Union Pacific Corporation, Corporate Secretary, 1400 Douglas Street – Stop 1580, Omaha, Nebraska 68179. Alternatively, you may transmit any response by facsimile to me at (402) 271-4088, or e-mail to jjtheisen@up.com.

If you have any questions with respect to the foregoing, please contact me at (402) 544-6765. For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Sincerely,

James J. Theisen, Jr.

Enclosures

SPINNAKER TRUST

Post-it® Fax Note 7671	Date 11-15-12	# of pages ▶
To James Theisen	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone *** FISMA & OMB Memorandum M-07-16 ***	
Fax # 402-271-4088	Fax #	

November 15, 2012

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Chevedden.

This is to confirm that you own no fewer than 75 shares of Union Pacific Corporation, (UNP) CUSIP #907818108 and have held them continuously since at least October 1, 2011.

Spinnaker Trust acts as custodian for these shares. Northern Trust Company, a direct participant in the Depository Trust Company, in turn acts as a master custodian for Spinnaker Trust. Northern Trust is a member of the Depository Trust Company whose nominee name is Cede & Co.

These shares are held by Northern Trust as master custodian for Spinnaker Trust. All of the shares have been held continuously since at least October 1, 2011.

Sincerely,

John P.M. Higgins
Relationship Manager

The Northern Trust Company
50 South La Salle Street
Chicago, Illinois 60603
(312) 630-6000

Northern Trust

November 14, 2012

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

RE: Union Pacific Corporation, (UNP) (Shareholder Resolution) CUSIP #907818108, Account# FISMA & OMB Memorandum M-07-16 ***
Spinnaker Trust

Dear Mr. Chevedden:

The Northern Trust Company is the custodian for Spinnaker Trust. As of October 1, 2012, Spinnaker Trust held 7,990 shares of Union Pacific Corporation, (UNP) CUSIP #907818108. The above account has continuously held at least 75 shares of UNP common stock since at least October 1, 2011.

Sincerely,

Rhonda Epler-Staggs
Northern Trust Company
Correspondent Trust Services
(312) 444-4114

CC: John P.M. Higgins, Spinnaker Trust

EXHIBIT B

15. Adjustment of and Changes in the Stock

(c) Unless otherwise expressly provided for in the Award Agreement or another contract, including an employment agreement, or under the terms of a transaction constituting a Change in Control, the following shall occur upon a Participant's involuntary termination of employment within twenty-four (24) months following a Change in Control, provided that such termination does not result from the Participant's termination for disability, cause or gross misconduct: (i) in the case of an Option or Stock Appreciation Right, the Participant shall have the ability to exercise such Option or Stock Appreciation Right, including any portion of the Option or Stock Appreciation Right not previously exercisable, and the Option or Stock Appreciation Right shall remain exercisable for a period of three (3) years following such termination, (ii) in the case of an award subject to performance conditions in accordance with Section 12 of the Plan, the Participant shall have the right to receive a payment based on performance through a date determined by the Committee prior to the Change in Control (unless such performance cannot be determined, in which case the Participant shall have the right to receive a payment equal to the target amount payable), and (iii) in the case of outstanding Retention Shares and/or Stock Units, all conditions to the grant, issuance, retention, vesting or transferability of, or any other restrictions applicable to, such Award shall immediately lapse. Notwithstanding anything herein to the contrary, in the event of a Change in Control in which the acquiring or surviving company in the transaction does not assume or continue outstanding Awards upon the Change in Control, immediately prior to the Change in Control, all Awards that are not assumed or continued shall be treated as follows effective immediately prior to the change in control: (A) in the case of an Option or Stock Appreciation Right, the Participant shall have the ability to exercise such Option or Stock Appreciation Right, including any portion of the Option or Stock Appreciation Right not previously exercisable, (B) in the case of an award subject to performance conditions in accordance with Section 12 of the Plan, the Participant shall have the right to receive a payment based on performance through a date determined by the Committee prior to the Change in Control (unless such performance cannot be determined, in which case the Participant shall have the right to receive a payment equal to the target amount payable), and (C) in the case of outstanding Retention Shares and/or Stock Units, all conditions to the grant, issuance, retention, vesting or transferability of, or any other restrictions applicable to, such Award shall immediately lapse.